FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2005

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Second cash dividend payment	3

Telefonica S.A., in accordance with that stated in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby

NOTIFIES

Pursuant to the resolution adopted by the shareholders of "Telefonica, S.A." at their Annual General Meeting of May 31st, 2005, we hereby inform all shareholders that on November 11th, 2005 the Company will pay the cash dividend from the Additional Paid - in capital reserve of a fixed amount of 0.27 euros for each Company share in circulation and carrying entitlement to this dividend (Record Date: Thursday, November 10 th,2005).

The payment of this dividend shall be executed on the aforesaid date November 11th, 2005 by Banco Bilbao Vizcaya Argentaria, S.A., through the participating entities in Iberclear (Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores, S.A.), the Spanish securities registrar, clearing and settlement company.

Madrid, October 26th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 26th, 2005	By:	/s/ Ramiro Sanchez de Lerin Garcia - Ovies
			Name:	Ramiro Sanchez de Lerin Garcia - Ovies
			Title:	General Secretary and Secretary to the Board of Directors